

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 3, 2017

Robert A. Berman
President and Chief Executive Officer
ITUS Corporation
12100 Wilshire Boulevard, Suite 1275
Los Angeles, CA 90025

> **ITUS Corporation**
> **Registration Statement on Form S-3**
> **Filed March 31, 2017**
> **File No. 333-217060**

Dear Mr. Berman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Barry I. Grossman, Esq.
       Ellenoff Grossman & Schole LLP